UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41843

Next.e.GO N.V.

(Registrant’s name)

Lilienthalstraße 1
52068 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On December 15, 2023, Next.e.GO N.V. (the “Company”) issued a press release regarding receipt of a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) on December 12, 2023, notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit 99.1.	Press release dated December 15, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Next.e.GO N.V.

By	/s/ Eelco van der Leij
	Name:	Eelco van der Leij
	Title:	Executive Director

Date: December 15, 2023

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